

February 2, 2011

Avi Koschitzki
Chief Executive Officer
RxBids
18-B Neal Court
Oceanside, NY 11572

> **Re:** **RxBids**
> **Current Report on Form 8-K**
> **Filed February 1, 2011**
> **File No. 000-53373**

Dear Mr. Koschitzki:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K filed February 1, 2011

General

1.   We note that you have completed the acquisition of a significant amount of assets otherwise than in the ordinary course of business. It is unclear how you determined that you are not required to provide the financial statements of Xsovt, LLC in answer to Items 2.01 and 9.01 of Form 8-K. Please note that Item 9.01(c) of Form 8-K is unavailable to shell companies. In this regard, we note that in your most recent Form 10-Q you state that your "plan of operation for the next 12 months is to: (i) consider guidelines of industries in which our Company may have an interest; (ii) adopt a business plan regarding engaging in business in any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a going concern engaged in any industry selected." Please advise or amend your filing to include the financial information required by Items 2.01 and 9.01 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel